UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT

Pursuant to Regulation A of the Securities Act of 1933

February 8, 2018

(Date of Report (Date of earliest event reported))

MogulREIT I, LLC

(Exact name of registrant as specified in its charter)

Delaware		32-0487554
(State or other jurisdiction		(I.R.S. Employer
of incorporation or organization)		Identification No.)

10780 Santa Monica Blvd, Suite 140
Los Angeles, CA, 90025
(Full mailing address of
principal executive offices)

(877) 781‑7153

(Issuer’s telephone number, including area code)

Common Shares

(Title of each class of securities issued pursuant to Regulation A)

Item 9. Other Events.

On February 8, 2018, we issued a shareholder letter discussing our financial results for the quarter ended December 31, 2017. The text of the shareholder letter is set forth below.

Q4 2017 Shareholder Letter

Dear Valued Investors,

We are proud of the progress of MogulREIT I.  As of December 15, 2017, MogulREIT I had raised over $29 million in gross offering proceeds. In 2017, MogulREIT I realized two full cycle investments, Garden Grove and Hanford Center, and the aggregate principal balance of $5.8 million for these investments was paid off in full.  Furthermore, as of December 31, 2017, all assets in MogulREIT I are performing and current on payments.  We have now paid distributions for sixteen months since our offering was qualified by the SEC on August 15, 2016. The most recent distribution declared on January 30, 2018 equates to approximately 8% on an annualized basis, assuming a $9.82 net asset value per share and approximately 7.86% on an annualized basis assuming a $10.00 per share purchase price and calculated from January 1, 2018 to January 31, 2018.  To date, each distribution from August 2016 through January 2018 has equated to approximately an 8% annualized distribution assuming the net asset value per share. While RM Adviser, LLC, our manager, is under no obligation to continue to declare distributions at this rate, the annualized distribution rate assumes that future distributions will be similar to these distributions.

MogulREIT I was formed to invest in and manage a diversified portfolio of commercial real estate investments and to be an investment vehicle focused on providing its investors with consistent cash distributions. Because of this strategy, MogulREIT I has invested in debt and debt-like instruments that provide consistent monthly income.  We have not made any investments in joint venture equity or other investments with appreciation potential to date.

In the fourth quarter of 2017, we added one new asset to MogulREIT I, 378 Moss Street, and had one asset, Hanford Center, pay off its loan principal in full, bringing the total number of assets to twelve as of December 31, 2017.  These transactions are further described below.

We continue to execute our strategy of investing in debt and debt-like investments to provide consistent cash distributions to investors and we are proud of our results to date.  We thank you for your continued investment.

Current Investments

MogulREIT I’s investment strategy continues to target acquiring a diversified portfolio of investments that pay attractive and consistent cash distributions and to preserve, protect and return your capital contribution. We aim to invest in a variety of different property types such as multi-family, office, industrial, self-storage and retail. As of the date of this letter, MogulREIT I owns twelve investments:

Asset Name	Location	MogulREIT I Acquisition Date	Property Type	Investment Type	Principal Acquired	Unpaid Balance as of 12/31/17	Interest Rate/ Yield
Synchrony Financial	Canton, OH	8/19/2016	Office	Preferred Equity	$2,000,000	$1,558,177	10.00%
Animas	Westchester, PA	1/11/2017	Flex	Preferred Equity	$1,460,525	$1,125,141	10.50%
Parkway Plaza	San Antonio, TX	2/17/2017	Office	Mezz Debt	$3,400,000	$3,400,000	10.00%
Highland Place	Centennial, CO	3/23/2017	Office	Mezz Debt	$2,300,000	$2,300,000	10.00%
Pensacola Marketplace	Pensacola, FL	6/12/2017	Retail	Mezz Debt	$1,125,000	$1,125,000	9.75%
Wyckoff Apartments	Brooklyn, NY	6/20/2017	Retail/ Multifamily	Subordinated Senior Debt	$1,350,000	$1,350,000	11.75%
Northside at John’s Creek	Suwanee, GA	6/20/2017	Office	Subordinated Senior Debt	$1,500,000	$1,500,000	14.00%
Jadak Headquarters	Syracuse, NY	6/28/2017	Office/ Industrial	Preferred Equity	$1,500,000	$1,500,000	11.00%
Texas Retail Portfolio	Multiple Locations, Texas	7/18/2017	Retail	Preferred Equity	$3,325,000	$3,325,000	14.00%
Crossroads South	Jonesboro, GA	8/3/2017	Retail	Preferred Equity	$1,250,000	$1,250,000	12.00%
Corona Marketplace	Corona, CA	8/17/2017	Retail	Mezz Debt	$3,549,300	$3,549,300	14.00%
378 Moss Street	Chula Vista, CA	11/15/2017	Multifamily	Bridge Debt	$3,575,000	$3,575,000	8.50%
					$26,334,825	$25,557,618	11.36%*

*Amount represents the weighted average interest rate for all of our current investments.

All assets are performing and paid current through December 31, 2017.

You may be wondering why our REIT is currently distributing at an annualized rate of 8%, while the weighted average interest rate of our investments is currently 11.36%. The difference is due to actual offering expenses incurred during the offering of shares to investors such as the legal expenses for the preparation of the offering circular and the audit expenses for the audit of the offering circular. This difference is also related to the operating expenses that the REIT incurs as a fully operating Limited Liability Company such as audit fees for the annual audit and the 1% management fee that is paid to our manager, RM Adviser, LLC.

Our Newest Investments

The latest addition to the MogulREIT I portfolio is a bridge loan investment (“Bridge Loan”) in 378 Moss Street. The Bridge Loan is secured by a pledge of the real estate, in other words, MogulREIT I, as the lender, has the first claim to the property in the event of a borrower default.

378 Moss Street

378 Moss Street is a 16-unit multifamily apartment community located in Chula Vista, California (the “Property”). The Property is located in the San Diego-Carlsbad Metropolitan Statistical Area (“MSA”), which is ranked as the 17th largest MSA and is located approximately one mile from Interstate 5 and one block west of the San Diego Country Club.  The real estate company principal operating this transaction is a San Diego native with over 10-years of real estate experience who has completed $200 million in real estate transactions over his career.

MogulREIT I acquired the Bridge Loan on November 15, 2017 for a principal balance of $3,575,000. The Bridge Loan is interest only and has a fixed interest rate of 8.50% and a 24-month term.  The term began on November 15, 2017 and includes the option for one 12-month extension.  The real estate company operating this transaction intends to use a portion of the Bridge Loan funds to renovate and to substantially improve both the interior and exterior of the Property. Some of the improvements include landscaping, addition of a gated entry and dog-friendly walkways. The Property is currently vacant, and renovations began immediately after closing, including demolition, flooring installations and electrical work.

Previous and Completed Investments

In 2017, we announced that two of our investments were paid off in full:  Orange County Mezzanine Financing (the “Garden Grove Loan”) was paid off in full on March 29, 2017, and, most recently, Hanford Center (the “Hanford Loan”) was paid off in full on December 12, 2017.

The Garden Grove Loan was a mezzanine loan related to the self-storage conversion project in Garden Grove, California.  At payoff, we received the loan balance in full in the amount of $3,915,000, plus $137,569 in interest. The interest payment included accrued interest through March 29, 2017 and a prepayment premium of $116,036 for the period from March 28, 2017 through July 4, 2017. The borrower successfully converted the industrial building into a self-storage facility and sold the asset, using a portion of the sale proceeds to pay the mezzanine loan in full.

The Hanford Loan was a bridge loan we acquired on March 31, 2017 relating to a 29,381 square foot retail building located in Hanford, California.  At payoff, we received the loan balance in full in the amount of $1,906,245.30, which included $1,900,000 in outstanding principal balance plus $6,245.30 in accrued interest through December 12, 2017. Although the maturity date of the Hanford Loan was October 1, 2018, the borrower elected to prepay the Hanford Loan, and as contemplated in its original business plan, was able to refinance the asset earlier than expected.

These are the first full-cycle deals in the REIT, both of which performed as expected.

Previous Shareholder Letters

Please follow the below links to access shareholders letters for descriptions of other investments in prior quarters.

Q3 2017 Investor Letter

Q2 2017 Investor Letter

Q1 2017 Investor Letter

Q4 2016 Investor Letter

Market Update

We still see strong economic indicators for real estate as we enter the new year.  Though we believe the U.S. economy is in the late stages of its recovery, we believe that there is still further growth in the near to intermediate-term.  In November 2017, consumer confidence reached its highest level in 17 years.  The metric decreased slightly in December, but it remains at historically strong levels.  While we believe consumer confidence trails the market rather than precedes it, we believe that positive consumer confidence bodes well for near-term investing.

Source: The Conference Board

Equities are also at all-time highs, evidenced by the S&P 500 Index (“SPX”) and the Dow Jones Industrial Average.

Source: Morningstar

Similarly, job growth has remained strong, and unemployment rates are at their lowest levels in a decade. We believe that this is one of the most important macroeconomic indicators for real estate and is one of the foundations of our positive near-term outlook.

Source: U.S. Bureau of Labor Statistics

Additionally, the recently passed tax bill, which we view as being market friendly, may have a positive impact on investors moving forward.  1031 exchanges, which allow for the deferment of capital gains taxes by using such proceeds to purchase real estate, remained largely unaffected by the tax changes.  Tax changes to pass-through entities, such as REITs and special purpose entities formed specifically to acquire real estate, may result in a reduction to the effective tax rate on any distributions paid by such entities.

For commercial real estate specifically, the total deal volume in October 2017 and November 2017 had year-over-year decreases of 23% and 31% respectively, yet sale prices increased both in aggregate and in all individual asset classes except for office, as depicted in the charts below.  We believe these statistics indicate that both buyers and sellers are less willing to compromise on the purchase price of new acquisitions.

Source:  Real Capital Analytics

We believe that this environment will also create a need for more refinance opportunities as sellers are holding their assets for longer periods of time.

Though current pricing indicates that we are in a seller’s market overall, we believe that our prudent underwriting and flexibility to make investments in any asset class, any geography and any tier in the capital stack leaves us poised to take advantage of the near and intermediate-term opportunities.

We are incredibly excited about all that 2018 has in store for MogulREIT I and our investors. We continue to expand our real estate, technology and investor relations teams and look forward to bringing even more exclusive, highly vetted deals to our clients. We hope you will join us in your pursuit of building wealth as we continue to source institutional quality real estate investments on behalf of discerning investors.

As always, please feel free to contact us at info@realtymogul.com or call directly with any questions you may have.

Sincerely,

/s/ Jilliene Helman

Jilliene Helman

CEO, RM Adviser, LLC

CEO, Realty Mogul, Co.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MogulREIT I, LLC
By:	RM Adviser, LLC, its Manager
By:	/s/ Jilliene Helman
Name:	Jilliene Helman
Title:	Chief Executive Officer
Date:	February 8, 2018